恒生銀行
HANG SENG BANK

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RECEIVED
2008 MAY -1 P 1:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: HOS LGA 080165
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

28 April 2008

Attention: Ms Janette M Aalbregtse

SUPPL

Dear Sirs

**AMERICAN DEPOSITARY RECEIPTS**

I am pleased to advise that the Directors today declared a First Interim Dividend for the year ending 31 December 2008.

A copy of the relevant press release issued today is enclosed for your information.

Yours faithfully

[redacted]

08002285

C C Li
Company Secretary

Encl

PROCESSED
MAY 06 2008
THOMSON REUTERS

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

# Press Release

新聞稿

28 April 2008

## HANG SENG ANNOUNCES FIRST INTERIM DIVIDEND FOR 2008

The Board of Directors of Hang Seng Bank today declared a first interim dividend of HK$1.10 per share in respect of the year ending 31 December 2008.

The first interim dividend will be payable on Thursday, 5 June 2008, to shareholders on the Register of Shareholders as at Tuesday, 20 May 2008.

The Register of Shareholders of the Bank will be closed for one day on Tuesday, 20 May 2008, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2008, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:30 pm on Monday, 19 May 2008, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The results for the first half of 2008 will be announced on Monday, 4 August 2008.

The proposed timetables for the second, third and fourth interim dividends in respect of 2008 are:

*Second Interim Dividend for 2008*

| | |
|---|---|
| Announcement date | 4 August 2008 |
| Book close and record date | 20 August 2008 |
| Payment date | 4 September 2008 |

*Third Interim Dividend for 2008*

| | |
|---|---|
| Announcement date | 3 November 2008 |
| Book close and record date | 20 November 2008 |
| Payment date | 10 December 2008 |

*Fourth Interim Dividend for 2008*

| | |
|---|---|
| Announcement date | 2 March 2009 |
| Book close and record date | 18 March 2009 |
| Payment date | 31 March 2009 |

more...

END

**Hang Seng Announces First Interim Dividend For 2008/ 2**

Founded in 1933, Hang Seng Bank operates around 150 branches and automated banking centres and 13 Business Banking Centres in Hong Kong. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, branches in Macau and Singapore, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 28 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou and Ningbo.

With consolidated assets of HK$746 billion as at the end of 2007, Hang Seng Bank reported a profit attributable to shareholders of HK$18.24 billion for the year 2007. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the Bank's website at www.hangseng.com.

Media enquiries to:

| | | |
|---|---|---|
| Cecilia Ko | (852)2198-4227 | ceciliako@hangseng.com |
| Michelle Chan | (852)2198-4236 | michellechan@hangseng.com |

#End#

END